

SECU[illegible] 03052820 [illegible]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29236



RECEIVED
NOV 28 2003
187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street Suite 320
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin (415) 392-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Calvin B. Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 5th day of Oct., 2003

Darnella Broaden
Notary Public

Signature

PRESIDENT
Title



DARNELLA BROADEN
Commission # 1375539
Notary Public - California
San Francisco County
My Comm. Expires Oct 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc., and Subsidiary
San Francisco, CA

I have audited the accompanying consolidated statement of financial condition for Grigsby & Associates, Inc. and Subsidiary (the Company) as of September 30, 2003, and the related consolidated statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Except as discussed in the following paragraph, I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

I was unable to obtain sufficient discussion or evaluation from the Company's outside legal counsel of the litigation described in Note 5. In addition, because the Company was unable to obtain information from its unconsolidated affiliate described in Note 2, I was unable to form an opinion regarding its investment in the affiliate.

In my opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had I been able to obtain sufficient discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel and information regarding the Company's investment in its unconsolidated affiliate as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2003, and the related consolidated statements of operations and retained earnings, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and substantial litigation that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 23, 2003

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2003

Assets

Cash and cash equivalents	$ 190,790
Deposits with clearing organization	408,834
Receivable from clearing firm	2,125
Securities owned	
Marketable securities, available for sale	42,665
Securities, not readily marketable	12,600
Furniture & equipment, net of $194,000 accumulated depreciation	–
Receivable from related party	744,455
Deposits	5,660
Notes receivable	40,198
Other assets	38,010
Total assets	$ 1,485,337

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 9,563
Total liabilities	9,563
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	3,438,522
Accumulated deficit	(1,967,113)
Unrealized gains(losses) on marketable securities, available for sale	(25,635)
Total stockholder's equity	1,475,774
Total liabilities & stockholder's equity	$ 1,485,337

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Operations
For the Year Ended September 30, 2003

Revenue	
Commissions	$ 7,632
Underwriting fees	5,550
Interest income and dividends	28,068
Interest income, non-taxable	985
Unrealized gains (losses)	(9,016)
Realized gains (losses)	(2,358)
Total revenue	30,861
Expenses	
Employee compensation and benefits	76,005
Underwriting	75,350
Communications	16,947
Interest	284
Occupancy and equipment rental	43,553
Taxes, licenses, & fees, other than income taxes	6,836
Other operating expenses	224,992
Total expenses	443,967
Net income (loss) before income taxes	(413,106)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (413,906)

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2003

	Common Stock	Additional Paid-in Capital	Accumulated deficit	Unrealized gains (losses) on marketable securities available for sale	Total	Comprehensive income
Balance, September, 30 2002	$ 30,000	$ 3,438,522	$(1,553,207)	$ (18,745)	$1,896,570	
Gains (losses) on marketable securities available for sale	-	-	-	(6,890)	(6,890)	$ (6,890)
Net income (loss)	-	-	(413,906)	-	(413,906)	(413,906)
Balance, September 30, 2003	$ 30,000	$3,438,522	$(1,967,113)	$ (25,635)	$1,475,774	$ (420,796)

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Cash Flows
For the year ended September 30, 2003

Cash flows from operating activities:		
Net income (loss)		$ (413,906)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 3,364	
(Gain) loss on sale of marketable securities	2,358	
(Increase) decrease in:		
Other receivable	50,000	
Receivable from clearing firm	(2,125)	
Clearing deposit	(89,853)	
Notes receivable	793	
Other assets	302	
(Decrease) increase in:		
Accounts payable	(17,890)	
Income taxes payable	(1,600)	
Total adjustments		(54,651)
Net cash and cash equivalents used in operating activities		(468,557)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	8,097	
Net cash and cash equivalents provided by investing activities		8,097
Cash flows from financing activities:		
Loans made to related parties	(56,265)	
Net cash and cash equivalents used in financing activities		(56,265)
Net decrease in cash and cash equivalents		(516,725)
Cash and cash equivalents at beginning of year		707,515
Cash and cash equivalents at end of year		$ 190,790
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Grigsby Brandford Capital Partners (the Subsidiary), a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

General

Grigsby & Associates, Inc. and Subsidiary (formerly Grigsby Brandford & Co., Inc.) was incorporated in 1981, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

Income Taxes

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to investments in partnerships and closely held corporations (use of different methods of accounting for financial statement and income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and contributions (limitations on amount of deduction based upon income for income tax purposes and for financial statement purposes).

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions

The majority shareholder and president of the Company is also the majority stockholder and president of Fiscal Funding Co., Inc.. The receivable from related party is unsecured and non-interest bearing. If interest would have been charged at the current U.S. bank rates, approximately 3.5%, the interest income not included in these financial statements of $25,071 is material to the financial statements when taken as a whole.

The Company shares office pace with Fiscal Funding. Fiscal Funding has paid half of the lease expenses associated with the Company's office rent. These statements do not reflect any adjustment for these amounts.

Securities Owned

Investments in marketable securities at market value transactions are shown at market value. The change in unrealized gains and losses on investments in marketable securities at market value is reflected in the statements of operations. Investments in marketable securities, available for sale are shown at market value with the change in unrealized gains and losses reflected in the statement of changes in stockholder's equity. Securities transactions are recorded on trade date.

The mutual funds and annuities income are recognized when earned.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Unconsolidated Affiliates

The investment in unconsolidated affiliates in which the Company maintains a 50% interest, is accounted for under the equity method. The Company's interest is carried at cost adjusted for its proportionate share of distributed and undistributed earnings or losses.

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company owns a 50% interest in two closely-held corporations (G.B. Derivative Products Corporation and GBDP Corporation). These two corporations own general partnership interests in three partnerships (1% - GB Derivative Products., L.P., 1% - GBDP Holdings, L.P., and 1% - GBDP, L.P.). The Company also owns a limited partnership interest in two of these partnerships (49.5% - GB Derivative Products Co., L.P. and 49.5% - GBDP Holdings, L.P.). GBDP Holdings, L.P. in addition, owns a 99% limited partnership interest in GBDP, L.P.. The unconsolidated affiliates are collectively referred to as GBR Financial Products Companies (GBR).

The affiliated companies were formed to engage in interest and currency swap transactions through GBDP, L.P.. These transactions involve obligating itself to pay a stream of payments at a given rate while simultaneously entering into a hedging transaction to receive a stream of payments at a rate in excess of that of the payment stream. Revenues are recorded as the net payment stream. Because of the degree of uncertainty involving these transactions, the Company accounts for its equity investment in these entities on the cash receipts and disbursements method of accounting.

In accordance with the limited partnership agreement, the Company made a capital contribution of $545,000 to GBDP Holdings, L.P.. In accordance with the agreement, the Company is liable only to the extent of its capital contribution. The allocation of the partnership loss is allocated first to the Company, equal to the excess of its aggregate capital contributions of the other limited partner. At September 30, 2003, the Company was the sole contributor to the partnership.

The Company's share of partners' (deficit) and equity earnings of approximately ($25,000), at September 30, 2003 has not been recorded.

Subsequent to September 30, 1996, the Company has been unsuccessful in obtaining any information from GBR, regarding its 50% financial interest. The Company is currently seeking legal demand for access to the books and records of GBR. (See Note 5)

The Company's investment in GBR is carried at zero value. There has been no income or expenses on its investment in GBR on the statement of operations for the year ended September 30, 2003, nor has the Company received any distributions from GBR during the year ended September 30, 2003.

Note 3: FURNITURE AND EQUIPMENT

Furniture and equipment and related accumulated depreciation are as follows:

Furniture and equipment	$ 194,000
Accumulated depreciation and amortization	(194,000)
Furniture and equipment, net	$ –

Depreciation expense for the year ended September 30, 2003, was $3,634.

Note 4: INCOME TAXES

The current provision of $1,600 for income taxes consists of the franchise tax board minimum payment of $800 for both Grigsby & Associates, Inc. and its subsidiary, Grigsby Brandford Capital Partners.

The Company has available at September 30, 2003 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $565,411, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended September 30,
$ 569,136	2017
1,047,137	2018
920,226	2019
317,975	2020
516,527	2021
398,403	2022
$ 3,769,404	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: COMMITMENTS AND CONTINGENCIES

Rent expense for the year ended September 30, 2003, was $32,410, and is included in occupancy and equipment rental in the statements of operations.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2003 were subsequently settled and had no material effect on the financial statements as of that date.

Litigation

The Company and Calvin Grigsby have filed a lawsuit in the federal district court in Manhattan against J. Donald Rice Jr., Rice Derivative Holdings, L.P., Rice Derivative Holdings Corporation, GBR Derivative Products Company, L.P., GBR Derivative Products Corporation GBDP, L.P., GBDP Holdings, L.P., GBDP Corporation, GB Derivative Products Company, L.P., and GB Derivative Products Corporation (Collectively "Defendants"). The Company alleges that they are owed monies by the defendants from the operation of a series of limited partnerships involving the parties (see Note 2), which partnerships engaged in interest rate swap transactions in connection with municipal bond financing. The complaint sets forth the following claims:(1) to compel inspection of the defendants' books and records; (2) an accounting;(3) breach of fiduciary duty, (4) unjust enrichment and (5) constructive trust. The complaint seeks both equitable remedies and damages for breach of fiduciary duty in an unspecified amount.

The case is in its preliminary stage and based on the opinion of the Company's counsel, its too early to evaluate the likelihood of the favorable or unfavorable outcome. The Company has been prosecuting and intends to continue prosecuting the lawsuit vigorously.

The Company is involved in litigation arising in the normal course of business, the settlement of which, in the opinion of management and outside legal counsel, will not have a material adverse effect on the Company's financial position.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

The Company's receivables are predominately from other broker/dealers.

The Company maintains cash balances at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2003, the Company's uninsured cash balances totaled $54,084.

Operating Lease

In February 2002, the Company entered into a five (5) year lease for the San Francisco office space. Rent expense under this agreement for the year ended September 30, 2003 was $32,410.

The future minimum lease expenses in the aggregate and for each of the five succeeding years are:

	September 30,
2004	67,920
2005	67,920
2006	16,980
2007	–
2008 and thereafter	–
Total	$ 152,820

Going Concern

The Company has incurred substantial operating losses. The Company has had financial difficulties. Management has a plan to be more of a going concern. First, the Company has increased it's marketing effort. The Company has been named as underwriter on a $50 million revenue bond transaction for California Infrastructure and Economic Development Bond Authority. The Company has been added to a State GO Bond Syndicate, which has sold for over $3 billion in September of 2003. The Company underwrote an $8 million revenue bond for a Florida city and has been awarded a new issue of $8.5 million to close in 2004. Also, the Company has a proposal for remarketing agents for the City of Compton. Additionally, the Company is active in underwriting leases for qualified technological equipment. Secondly, to provide liquidity, the sole shareholder will continue to capitalized the Company to fund its continuing operations.

Note 6: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000, per employee. For the year ended September 30, 2003, the Company contributed $7,468 to the plan, which is included in employee compensation and benefits in the statement of operations.

Note 7: DEPOSITS WITH CLEARING ORGANIZATION

Deposits with clearing organization include a corporate bond with a semi-annual coupon interest rate of 7.05%, due March 15, 2021. The bond is carried at market value, with unrealized gains and losses included in the statement of operations.

Note 8: MARKETABLE SECURITIES, AVAILABLE FOR SALE

The Company maintains an investment in common stock of the NASDAQ stock Market, Inc. The market value of these investments at September 30, 2003 was $42,665.

The Company considers these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized gains of $–0– and gross unrealized losses of $25,635, and $–0– for deferred income taxes.

Note 9: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,200 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13 and expired on June 27,2003. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	1,200 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	1,200 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,200 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $12,600.

Note 10: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on September 30, 2003, the Company's net capital of $ 496,570 exceeded the minimum net capital requirement by $396,570; and the Company's ratio of aggregate indebtedness $9,563 to net capital was 0.02:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2003

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	3,438,522	
Accumulated deficit	(1,967,113)	
Unrealized gains (losses) on marketable securities, available for sale	(25,635)	
Total stockholder's equity		$ 1,475,774
Less: Non-allowable assets		
Receivable from related parties	(744,455)	
Furniture and equipment, net	–	
Notes receivable	(40,198)	
Deposits	(5,660)	
Other assets	(38,010)	
Total adjustments		(828,323)
Net capital before haircuts		647,451
Haircuts on securities		
Marketable securities, at market	(6,400)	
Securities, not readily marketable	(12,600)	
Money market	(3,445)	
Corporate bond	(24,657)	
Municipal bond	(6,037)	
Other - Fidelity Bond deductible	(88,000)	
Total haircuts on securities		(141,139)
Undue concentration		(9,742)
Net capital		496,570
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 638	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 396,570
Ratio of aggregate indebtedness to net capital	0.02: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2003

A computation of reserve requirement is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2003

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Grigsby & Associates, Inc.

In planning and performing my audit of the financial statements of Grigsby & Associates, Inc. (the Company), for the year ended September 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Grigsby & Associates, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 23, 2003